UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-14141

L-3 COMMUNICATIONS CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave

New York, New York 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Index to Financial Statements

Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Assets at December 31, 2007 and 2006	2
Statements of Changes in Assets for the years ended December 31, 2007, 2006, and 2005	3
Notes to Financial Statements	4-6

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

L-3 Communications Corporation Employee Stock Purchase Plan:

In our opinion, the accompanying statements of assets and the related statements of changes in assets present fairly, in all material respects, the assets of L-3 Communications Corporation Employee Stock Purchase Plan (the ‘‘Plan’’) at December 31, 2007 and 2006, and the changes in assets for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

March 28, 2008

L-3 COMMUNICATIONS CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Statements of Assets

	December 31,
	2007	2006
Assets:
Participant contributions due from employer	$33,515,556	$30,364,614
Total Assets	$33,515,556	$30,364,614

See Notes to Financial Statements

L-3 COMMUNICATIONS CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Assets

	Year Ended December 31,
	2007	2006	2005
Participant contributions	$65,214,205	$60,212,666	$46,755,739
Less: Benefit payments	(62,063,263)	(55,620,056)	(39,032,875)
Net additions	3,150,942	4,592,610	7,722,864
Total assets, beginning of year	30,364,614	25,772,004	18,049,140
Total assets, end of year	$33,515,556	$30,364,614	$25,772,004

See Notes to Financial Statements

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

1. Plan Description

The following description of the L-3 Communications Corporation Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan’s provisions.

General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of L-3 Communications Holdings, Inc. (L-3 Holdings and together with its subsidiaries, the Company) common stock (Stock) through payroll deductions. The Plan’s fiscal year ends on December 31 and is divided into two six-month periods (Offering Periods) for the purpose of stock offerings under the Plan. The Offering Periods begin on the first trading day on or after January 1 and July 1 and end on the last trading day on or before June 30 and December 31 and represent the periods during which participants’ payroll deductions are accumulated. The participants’ accumulated payroll deductions as of the last day of each Offering Period (Exercise Date) are used to purchase shares of Stock. Participants may purchase shares of Stock at an amount equal to 85% of the lesser of the fair market value of the Stock on the first or last trading day (lookback feature) of the Offering Period (Option Price). Effective January 1, 2006, the lookback feature of the Plan was eliminated. The purchase price for all offering periods subsequent to January 1, 2006 is based on 85% of the fair market value of the Stock on the last trading day of the Offering Period. Fair market value is defined as the average of the highest and lowest daily sales price of a share of Stock.

The Plan was approved by L-3 Holdings’ stockholders on April 26, 2001. On April 25, 2006, the Company received shareholder approval to increase the number of L-3 Holdings’ shares authorized under the Plan from 2.9 million shares to 8.0 million shares. During the years ended December 31, 2007, 2006 and 2005, the Plan purchased 819,352 shares, 873,648 shares and 665,017 shares of Stock, respectively. At December 31, 2007, 4,056,595 shares of Stock were available for future purchases by Plan participants. For the Offering Period ended December 31, 2007, Plan participants’ accumulated payroll deductions amounted to $33,515,556 and have been recorded as a contribution receivable by the Plan as of December 31, 2007. At December 31, 2007, participants’ accumulated payroll deductions amounted to the equivalent of 370,917 shares of Stock, which were purchased subsequent to December 31, 2007. The shares of Stock purchased by the Plan subsequent to December 31, 2007 had a closing market value of $39,294,947 as of the Exercise Date.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective July 1, 2004, Fidelity Stock Plan Services, LLC became the new recordkeeper of the Plan and Fidelity Brokerage Services, LLC became custodian of the participants’ brokerage accounts.

Eligibility and Participation

All employees of the Company, its U.S. subsidiaries and certain foreign subsidiaries are eligible to participate in the Plan. Employees who have (or who would have the ability to purchase) 5% or more of the total combined voting power or value of all classes of L-3 Holdings’ Stock may not participate in the Plan. Also, a participant may not purchase more than $25,000 of Stock through the Plan during a calendar year (determined at fair market value).

Eligible employees not yet participating in the Plan may enroll in the Plan at any time. Once an election is made, the participant will automatically participate in all subsequent offering periods, unless the participant (1) makes a new election or (2) withdraws from an Offering Period or from the Plan in accordance with the procedures set forth in the Plan document.

Stock Purchases

On the Exercise Date, the amount of each participant’s accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant’s total contribution by the per share Option Price applicable for that Offering Period. Purchased shares of Stock are issued by L-3 Holdings to the Plan custodian. The custodian maintains an individual account for each participant and tracks whole and fractional shares purchased and sold attributable to each participant account.

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements - Continued

Participant Contributions

Participants may elect to have 1% to 10% of their compensation (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock, provided that these payroll deductions do not exceed $21,250 in a calendar year. Generally, participants may not make any separate contributions into their accounts, except during an approved leave of absence if certain conditions are met. A participant may elect once in each Offering Period to discontinue participation in the Plan or change their rate of payroll deductions. An election to discontinue participation or change the payroll deduction shall become effective as soon as administratively feasible following the date of such election.

Interest is not accrued or paid on participants’ accumulated payroll deductions. The Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Exercise Date in accordance with the Plan.

Participant Accounts

Plan participants’ accounts, although provided for by the Plan, are not included in the Plan nor are any assets in participants’ accounts included in the Plan’s assets. When Stock is distributed to participants’ accounts, the participant may elect to retain or sell the Stock at his or her discretion. Stock sale transactions are not included in the Plan’s Statement of Changes in Assets.

Participant Withdrawal

Plan participants may withdraw from the Plan by decreasing their payroll deduction rate to zero during an Offering Period. Upon such withdrawal from the Plan, participants have the right to receive reimbursement of all of the payroll deductions credited to their account during the current Offering Period, by completing the appropriate form within 15 days of the election to decrease their payroll deduction rate. In the event that the participant does not give proper instructions to request reimbursement in a timely manner, the participants’ accumulated payroll deductions will be used for the purchase of shares of Stock on the next Exercise Date. A participant may re-enroll in the Plan for participation in subsequent offering periods.

Participant Termination

Participants who terminate their employment relationship with the Company are not eligible to continue participation in the Plan. All payroll deductions accumulated during the Offering Period through the date of such termination of employment are refunded to the employee or, in the event of the employee’s death, to the beneficiary designated by the participant on their beneficiary designation form. After a participant’s termination of employment from the Company, the custodian shall continue to maintain the participants account until such time as the participant sells or withdraws all shares in their account.

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements - Continued

Plan Termination and Administration

The Benefit Plan Committee of the Company (the Committee) is the administrator of the Plan and may terminate the Plan at any time. Upon such termination or any other termination of the Plan, all accumulated payroll deductions not yet used to purchase stock will be refunded, together with interest as the Company may, in its sole discretion, determine to pay. The Plan is administered and interpreted by the Committee. The Committee has the authority to interpret the Plan and may also adopt, amend or rescind any rules it considers necessary to carry out the purpose of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Plan Expenses

The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participant is responsible for all individual brokerage fees and related expenses associated with the sale of Stock.

Benefit Payments

Benefit payments in the form of purchases of Stock and transfers to plan participants’ brokerage accounts are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, as well as the reported amounts of additions to and deductions from assets during the reporting period. The Plan’s only asset is participant contributions representing accumulated payroll deductions.

Risks and Uncertainties

The Plan does not hold assets of the individual Plan participants but rather holds as its only asset the accumulated contributions representing payroll deductions due from the Company, which is material to the Plan. As such, the Plan is exposed to concentration of credit risk.

The Plan also provides for investment in shares of Stock. Shares of Stock are exposed to equity price risk. Due to the level of risk associated with shares of Stock and the level of uncertainty related to changes in the value of shares of Stock, it is at least reasonably possible that changes in the risks in the near term would materially affect the value of the securities acquired by the participants and will affect the number of shares of Stock that a participant can acquire from his or her accumulated contributions prior to acquisition of the Stock.

3. Tax Status

The Plan fulfills the requirements of an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

L-3 COMMUNICATIONS CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Signature Page

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the L-3 Communications Corporation Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L-3 Communications Corporation Employee Stock Purchase Plan
March 28, 2008		/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Vice President and Chief Financial Officer of L-3 Communications Holdings, Inc.